                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                                (Amendment No. 1)


                        Templeton China World Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    88018X102
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                    COPY TO:

      Michael Pradko                         Timothy Diggins, Esq.
      Harvard Management Company, Inc.       Ropes & Gray
      600 Atlantic Avenue                    One International Place
      Boston, MA  02210                      Boston, MA  02110
      (617) 523-4400                         (617) 951-7389
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 18, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |X|.


                               Page 1 of 8 Pages

                                 SCHEDULE 13D
------------------------                                  ---------------------
  CUSIP No. 88018X102                                        Page 2 of 8 Pages
------------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      President and Fellows of Harvard College
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [_]
 2                                                              (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Massachusetts
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            4,934,600
      SHARES       -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
     OWNED BY        8
       EACH               --
    REPORTING      -----------------------------------------------------------
      PERSON              SOLE DISPOSITIVE POWER
       WITH          9
                          4,934,600
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10
                          --
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,934,600
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
12
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13
      30.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      EP
------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 8 Pages

                                  SCHEDULE 13D

                        Templeton China World Fund, Inc.


Item 1. Security and Issuer.

     This statement relates to the shares of common stock, $0.01 par value (the "Common Stock"), of Templeton China World Fund, Inc., a Maryland corporation (the "Fund" or "Issuer"), which has its principal executive offices at 500 East Broward Blvd., Suite 2100, Fort Lauderdale, FL 33394.

Item 2. Identity and Background.

     This statement is filed by President and Fellows of Harvard College ("Harvard"), a Massachusetts educational corporation. The principal executive offices of Harvard are located at c/o Harvard Management Company, 600 Atlantic Avenue, Boston, Massachusetts 02210. Harvard's investment activities are carried on from the offices of Harvard Management Company at 600 Atlantic Avenue, Boston, Massachusetts 02210.

     Information relating to each of the President, Fellows and executive officers of Harvard is contained in Exhibit A attached hereto and incorporated herein by reference. Each of the President, Fellows and executive officers of Harvard is a citizen of the United States of America.

     None of Harvard or, to the best of Harvard's knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Neither Harvard, nor to the best of Harvard's knowledge and belief, any of the persons listed in Exhibit A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Beneficial ownership of the Common Stock of the Fund to which this statement relates was acquired by Harvard with Harvard's general funds.

Item 4. Purpose of Transaction.

     Harvard intends to submit the stockholder proposal set forth in Exhibit B hereto for consideration by the Fund's stockholders at the 2003 annual meeting of stockholders and for inclusion in the Fund's proxy statement relating thereto. The proposal is to terminate the investment management agreement between the Fund and Templeton Asset Management Ltd.

     This Schedule 13D filing is occasioned solely by Harvard's intended submission of that stockholder proposal. The securities of the Fund acquired and held by Harvard were acquired in the ordinary course of business and were not acquired for the purpose of or, except as described herein, with the effect of changing or influencing the control of the Fund.

     Except as described above, Harvard does not have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4. Harvard reserves the right to make any such plans or proposals in the future or to take any other steps to enhance the value of its investment.


                               Page 3 of 8 Pages

Item 5. Interest in Securities of the Fund.

     (a), (b) Harvard is the beneficial owner of 4,934,600 shares of Common Stock (approximately 30.31% of the shares of Common Stock).

     Harvard has sole power to vote and sole power to dispose of such shares to which this Statement relates.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Fund.

     Not applicable.

Item 7. Material to be Filed as Exhibits.

          Exhibit A -- Information concerning the President, Fellows and executive officers of Harvard.

          Exhibit B -- Stockholder proposal.


                               Page 4 of 8 Pages

                                    Signature

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 18, 2002

PRESIDENT AND FELLOWS OF HARVARD COLLEGE



By: /s/ Stephen McSweeney
    -----------------------------------------------
    Name:    Stephen McSweeney
    Title:   Authorized Signatory


                               Page 5 of 8 Pages

                                 EXHIBIT INDEX

                                                                Page Number In
Exhibit                                                          Sequentially
Number          Description                                      Numbered Copy
------          -----------                                      -------------
A               Information Concerning the President,                  7
                Fellows and executive officers of Harvard

B               Stockholder proposal                                   8


                               Page 6 of 8 Pages

                                    EXHIBIT A

                        Directors and Executive Officers

     The names of the President, Fellows and Executive Officers of Harvard and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o Harvard Management Company, Inc., 600 Atlantic Avenue, Boston, Massachusetts 02210.

President, Fellows and Executive Officers of Harvard College

Name                                Office/Position
----                                ---------------
Lawrence H. Summers                 President

D. Ronald Daniel                    Treasurer

Mark Goodheart                      Secretary

Hanna H. Gray                       Fellow

Conrad K. Harper                    Fellow

James R. Houghton                   Fellow

Robert G. Stone, Jr.                Fellow




                               Page 7 of 8 Pages

                                    EXHIBIT B

                              Stockholder Proposal

"PROPOSAL: That the investment management agreement between the Fund and Templeton Asset Management Ltd. be and hereby is terminated immediately."

Statement:

President and Fellows of Harvard College is a significant shareholder in the Fund, having held shares continuously since July 1998 and currently holding approximately 30.31% of the Fund's outstanding shares. The Fund's shares have long traded at a discount to net asset value. For example, the average discount to net asset value over the three-year period 9/16/99 to 9/16/02 was 21.31%.

We believe this is largely the fault of Templeton Asset Management Ltd. ("Templeton"), the Fund's investment manager. Because Templeton has not taken, or caused the Fund to take, aggressive steps to eliminate the discount, we are proposing that the investment management agreement between the Fund and Templeton be terminated.

In June 2002, the Fund conducted a tender offer for up to 10% of its shares at a price of 90% of net asset value on the last day of the offer. 2,287,705.6 shares were properly tendered, or 12.6% of the Fund's shares. This response was poor and, we believe, indicative of shareholder sentiment that the offer was undesirable. We believe that the tender offer was too limited in size, and was priced too low, to provide a significant benefit to shareholders or to have any substantial lasting effect on the Fund's discount. At September 16, 2002, the Fund's discount stood at 19%.

Another adviser might recommend significant changes to the Fund's structure in order to improve liquidity and net asset value and market price performance - such as conversion of the Fund to open-end status or conversion of the Fund to an index fund or an exchange-traded fund. With an adviser committed to achieving maximum shareholder value, shareholders will be more likely to realize the true value of their investment.

In his book, The Investor's Guide to Emerging Markets (Pitman Publishing 1995), Mark Mobius, the Fund's President and portfolio manager, discussed discounts to net asset value and investor perceptions of the portfolio manager's value-added. He wrote (at page 224):

     "Emerging markets closed-end funds have generally tended to trade at discounts to their net asset value . . . A continuous discount indicates investor perception that the manager of the fund is not adding value to the fund, while a premium indicates that investors believe the fund manager's efforts enhance the value of the fund assets." (Emphasis supplied.)

We agree. We believe that the best way to add value to the Fund's assets is to take aggressive steps to eliminate the discount. Templeton has done far too little in this effort and the discount persists. For these reasons, the investment management agreement should be terminated and Templeton should be replaced with an investment manager that will take greater steps to enhance the value of the Fund's assets.


                               Page 8 of 8 Pages